EXHIBIT 99.35

CONSENT OF ADRIAAN ROUX

The undersigned hereby consents to being named as having approved the disclosure of certain scientific and technical information contained or incorporated by reference in the Annual Report on Form 40-F for the year ended December 31, 2019 of Equinox Gold Corp.

/s/ Adriaan Roux

By: Adriaan Roux, Pr.Sci.Nat.

Dated: May 13, 2020